COLUMBIA FUNDS VARIABLE INSURANCE TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

617.772.3743

April 29, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Columbia Funds Variable Insurance Trust I (the “Trust”)

Columbia High Yield Fund, Variable Series

Columbia Marsico 21st Century Fund, Variable Series

Columbia Marsico Focused Equities Fund, Variable Series

Columbia Marsico Growth Fund, Variable Series

Columbia Marsico International Opportunities Fund, Variable Series

Columbia Mid Cap Growth Fund, Variable Series

(collectively, the “Funds”)

Registration File Nos. 333-40265; 811-08481

Dear Ladies and Gentlemen:

On behalf of the Trust and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), we have enclosed for filing Post-Effective Amendment No. 29 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 30 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended on Form N-1A (the “Amendment”).

The Amendment serves to respond to certain comments of the staff of the Securities and Exchange Commission to Post-Effective Amendment No. 28 to the Trust’s Registration Statement, to update the Funds’ financial statements and to effect other non-material changes in the Prospectuses and Statement of Additional Information of the Funds, each a series of the Trust. Information contained in the Trust’s Registration Statement relating to other series of the Trust is neither amended nor superseded by the Amendment.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet of the Registration Statement that the Amendment is effective on April 29, 2010. No fees are required in connection with the Amendment’s filing.

The undersigned hereby represents that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to Rule 485(b) under the 1933 Act. If you have any questions or comments, please do not hesitate to contact the undersigned at 617.772.3743.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust I
One Financial Center
Boston, MA 02111